Exhibit 99.1

Evogene Announces Appointment of Dr. Olga Nissan
as its Vice President of Business Development

Rehovot, Israel – December 30, 2025 – Evogene Ltd. (Nasdaq, TASE: EVGN), a pioneering company in computational chemistry specializing in the generative design of small molecules for the pharmaceutical and agricultural industries, is pleased to announce the appointment of Dr. Olga Nissan as its Vice President of Business Development, effective as of January 1, 2026.

Dr. Nissan is a seasoned biotechnology and pharmaceutical executive with extensive experience in bridging science, business, and funding. She has a proven track record of leading R&D, clinical development, and business operations across the pharmaceutical, diagnostics, and agri-biotechnology sectors. Her prior roles include CEO and Co-Founder of Protica Bio, Technology Manager at EcoPhage, Senior Scientist at BiomX, and QC Domain Manager at Teva Pharmaceutical Industries.

Dr. Nissan holds a PhD and completed postdoctoral research in the fields of biochemistry and proteomics, from the Weizmann Institute of Science.

“I am excited to join Evogene at a pivotal time in its expansion,” said Dr. Olga Nissan. “The company’s commitment to translating cutting-edge, AI-driven science into meaningful small-molecule-based therapeutic value, strongly aligns with my experience across pharma and biotech. I look forward to building strategic partnerships, advancing innovative discovery programs, and working with Evogene’s talented team to accelerate the delivery of impactful solutions for patients and partners worldwide.”

Mr. Ofer Haviv, Evogene’s President and CEO, added: “We are delighted to welcome Dr. Olga Nissan to Evogene’s leadership team. With more than 15 years of experience spanning biotech, pharma, and AI-enabled drug discovery, Olga brings a unique combination of scientific depth, business development leadership, and company-building expertise. We believe her capabilities will be instrumental as we scale our small-molecule discovery and optimization offering, powered by our ChemPass AI tech-engine, and expand collaborations with leading industry partners - translating real-world innovation into meaningful value.”

About Evogene:

Evogene Ltd. (Nasdaq/TASE: EVGN) is a pioneering company in computational chemistry, specializing in the generative design of small molecules for the pharmaceutical and agricultural industries.

At the core of its technology is ChemPass AI, a proprietary generative AI engine that enables the design of novel, highly potent small molecules optimized across multiple critical parameters. This powerful platform significantly improves success rates while reducing development time and costs.

Built on this powerful technological foundation, and through strategic partnerships alongside internal product development, Evogene is focused on creating breakthrough products driven by the integration of scientific innovation with real-world industry needs. We call this approach "Real-World Innovation".

Learn more at: www.evogene.com.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statements in this press release when they discuss: the success of ChemPass AI discovery and optimization efforts in drug development and Evogene’s success in expanding its collaborations with leading industry partners. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance, or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, and those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investors Relations Contact:

Email: ir@evogene.com

Tel: +972-8-9311901